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                              January 22, 2024

       Gisele Remy
       Chief Financial Officer
       Auna S.A.
       46 A, Avenue JF Kennedy
       1855 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Auna S.A.
                                                            Registration
Statement on Form F-1
                                                            Filed January 9,
2024
                                                            File No. 333-276435

       Dear Gisele Remy:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 29, 2023 letter.

       Registration Statement on Form F-1 filed January 9, 2024

       Summary
       The Auna Way, page 1

   1. We note your response to comment 4 and your revised disclosure on page v, which generally describes the
basis for your belief that you provide "high-quality" care, services and patient outcomes,
including "excellent" and "effective" patient outcomes. Please revise your filing to
discuss specifically how you measure "quality," including with respect to care,
services, and patient outcomes. As a related matter, where you note that you achieve "excellent"
and "effective" patient outcomes, please clarify how you define each of these terms,
and how you measure outcomes. Please reference the specific metrics on which you rely, such
as, for example, complication rates, mortality rates and patient satisfaction rates and
discuss how your scores in these areas compare to your peers.
 Gisele Remy
FirstName
Auna S.A. LastNameGisele Remy
Comapany
January 22,NameAuna
           2024      S.A.
January
Page 2 22, 2024 Page 2
FirstName LastName
Unaudited Preliminary Results for the Year Ended December 31, 2023, page 19

2. We note your disclosure that "[t]hese estimates should not be relied upon as fact or as an accurate representation of future results." Please revise the disclosure in this section to remove any implication that investors should not rely on the information presented. If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results.
Acquisition of Partial Minority Interest in IMAT Oncom  dica, page 20

3. We note your revised disclosure here that in connection with your acquisition of 70% of the shares of IMAT Oncom dica, you agreed to a put/call option relating to 18% of one of
         the sellers    remaining interest in IMAT Oncom  dica, along with
certain earn-out
         obligations. Please revise your disclosure here to discuss in greater detail the put/call option, including any material terms related to that option, and the earn-out obligations.
The Offering, page 27

4. We note your disclosure here and throughout the prospectus discussing your directed share program. Please revise your risk factors to discuss that the disclosure in your prospectus, including your beneficial ownership table on page 176, assumes that no class
         A shares are purchased pursuant to the directed share program and the risks related to this program, including that your directors, officers, employees and other affiliates may participate in this program resulting in further concentration of beneficial ownership and control than is reflected in this prospectus. Additionally, where you discuss the directed share program, please expand your disclosure to address the process that prospective participants will follow to participate in the program, the manner in which you will communicate with participants and determine the amount each will receive, when and how you will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as any other material features of the program.
Use of Proceeds, page 63

5. We note your revised disclosure that "our shareholders are required under the terms of the
         Sponsor Financing to repay the Sponsor Financing with proceeds they receive from an equity offering by us," and that, "[t]o facilitate that repayment, we will acquire Heredia
         Investments by way of a merger of Heredia Investments into Auna Salud. As a consequence of the merger, Auna Salud will assume the Sponsor Financing and, in turn,
         Auna will use the proceeds from this offering to repay all amounts outstanding under the
         Sponsor Financing." Please revise your disclosure related to this merger and the repayment of the Sponsor Financing to address the following:

                Based on your disclosure that, pursuant to the terms of the Sponsor Financing, you are obligated to provide proceeds from an equity offering to the relevant shareholders
 Gisele Remy
FirstName
Auna S.A. LastNameGisele Remy
Comapany
January 22,NameAuna
           2024      S.A.
January
Page 3 22, 2024 Page 3
FirstName LastName
              to repay the financing, and your disclosure that in connection with the merger with
              Heredia, you will assume the Sponsor Financing, please revise your disclosure here to provide the information required by Item 3.C.4. of Form 20-F with respect to this indebtedness. Please also file the documents governing the Sponsor Financing as exhibits to your registration statement or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

                Please advise whether you have entered into, or plan to enter into, any agreement(s)
              with respect to your merger with Heredia Investments. If so, please revise your disclosure in the Related Party Transactions section or in another appropriate section of your prospectus to discuss the material terms of any relevant agreement(s). Please also file any agreements as exhibits to your registration statement. See Item
              601(b)(10) of Regulation S-K.

                We note that as a result of the merger, you will assume the Sponsor Financing. Given that you are anticipated to assume this liability, please revise your disclosure on page
              184 to disclose all material terms of the agreement including the outstanding principal, the interest rate, any restrictive covenants, other obligations and events of default. Please also revise your risk factors accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments
Senior Secured Notes Due 2029, page 90

6. We note your revised disclosure in response to comment 11. Please revise to describe the terms of your 2029 Notes and other debt instruments, including financial covenants, ratios, and any significant restrictions on your ability to make investments or raise additional capital. For example, provide an expanded description here and in your risk factor on page 48 of the various restrictions imposed by the indenture governing your
         2029 Notes, including restrictions on your ability to make investments and enter transactions with affiliates and make strategic acquisitions or exploit business opportunities. Ensure to provide quantified disclosure of the financial covenants and ratios.
Underwriting
Other Relationships, page 219

7. We note your disclosure here that certain of the underwriters and/or their respective affiliates are lenders and/or agents under the Credit Agreement and the Sponsor
         Financing. We also note your revised disclosure in the Use of Proceeds on page 65 that proceeds from this offering will be used to repay the Sponsor Financing and the term loans. Please revise your disclosure to clarify which underwriters and/or their affiliates will receive a portion of the net proceeds. Additionally, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule
 Gisele Remy
FirstName
Auna S.A. LastNameGisele Remy
Comapany
January 22,NameAuna
           2024      S.A.
January
Page 4 22, 2024 Page 4
FirstName LastName
         5121.
Condensed Consolidated Interim Financial Statements
4. Trade Accounts Receivable, page F-13

8. We have reviewed your response to prior comment 15 and note that 220,411,000 soles is pending collection mainly due to the process with the third-party insurance and institutional providers and that you also have not identified any impairment indicators. We further note the detailed process which can cause a lengthening of the time it takes to collect accounts receivable and that your accounts receivable for payments from the third-
         party insurance and institutional providers are typically collected on an average of 41 days in Mexico, 114 days in Peru and 149 days in Colombia. We note, however, that certain of your June 30, 2023 accounts receivable are at least 283 days past due, 373 days past due, and 552 days past due, as of January 8, 2024, significantly greater than your average collection periods. We also note your 2023 loss for impairment of trade receivables of
         3,383,000 soles is not significant relative to 2023 total revenue and trade accounts receivable as of September 30, 2023. Please clarify for us with greater specificity the recent procedures you have undertaken to evaluate the collectability of accounts receivable that were past due by more than 283 days and how you determined that there are no impairment indicators. In addition, please clarify for us the extent to which you consider the length of time an account has been past due to be an indicator of impairment and describe to us your recent history for collecting accounts that are significantly past due.
Exhibits

9. We note that you have removed the placeholder from your exhibit index for the "Opinion of Davis Polk & Wardwell LLP, U.S. counsel to Auna S.A., regarding certain U.S. tax matters." However, you disclose on page 207 that "[t]he following section is the opinion
         of Davis Polk & Wardwell LLP of the material U.S. federal income tax consequences to
         U.S. Holders." Please file the short- or long-form opinion of Davis Polk & Wardwell LLP as an exhibit to your registration statement. See Section III.B. of Staff Legal Bulletin 19, available on our public website.
10.      We note the assumptions in paragraph 3 of exhibit 5.1, including:
"that the issuance of the
         Shares will be made out of the authorized share capital pursuant to resolutions to be taken by the board of directors of the Company on or about the date of issuance of the shares
         (the Share Capital Increase) conditional to the Shares being fully paid-up." The staff considers it inappropriate for counsel to include in its opinion assumptions that are overly broad, that "assume away" the relevant issue, or that assume any of the material facts underlying the opinion or any readily ascertainable facts. In this regard, please have counsel revise or remove the statement noted above so that the opinion does not "assume away" any of the material facts underlying the opinion or any readily ascertainable facts.
         See Section II.B.3.a. of Staff Legal Bulletin 19.
 Gisele Remy
Auna S.A.
January 22, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.



                                                           Sincerely,

FirstName LastNameGisele Remy                              Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameAuna S.A.
                                                           Services
January 22, 2024 Page 5
cc:       Maurice Blanco
FirstName LastName